UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Southern Peru Copper Corporation

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

843611104

(CUSIP Number)

Armando Ortega Gómez

General Counsel

Grupo México, S.A. de C.V.

Baja California 200

Colonia Roma Sur

06760 México City, México

Tel. 011-525-574-2067

and

Armando Ortega Gómez

General Counsel

Grupo Minero México Internacional, S.A. de C.V.

Baja California 200

Colonia Roma Sur

06760 México City, México

Tel. 011-525-574-2067

and

J. Eduardo González Félix

President and CEO

Americas Mining Corporation

2575 East Camelback Road, Suite 500

Phoenix, Arizona 85016

Tel. (602) 977-6500

and

Ernesto Durán Trinidad

 Comptroller

SPHC II Incorporated

2575 East Camelback Road, Suite 500

Phoenix, Arizona 85016

Tel. (602) 977-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

copy to:

Michael L. Fitzgerald, Esq.

Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, NY 10005

(212) 530-5224

October 21, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 843611104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grupo México, S.A. de C.V. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-1808503

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization México

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 43,529,649

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 43,529,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,529,649

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 54.4% of total Common Shares, (1) 65.8% of Class A Common Stock

14.	Type of Reporting Person (See Instructions) CO

(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

CUSIP No. 843611104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grupo Minero México Internacional, S.A. de C.V. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 43,529,649

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 43,529,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,529,649

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 54.4% of total Common Shares, (1) 65.8% of Class A Common Stock

14.	Type of Reporting Person (See Instructions) CO

(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

CUSIP No. 843611104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Americas Mining Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 86-1010884

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 43,529,649

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 43,529,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,529,649

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 54.4% of total Common Shares, (1) 65.8% of Class A Common Stock

14.	Type of Reporting Person (See Instructions) CO

(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

CUSIP No. 843611104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SPHC II Incorporated I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3700414

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 43,348,949

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 43,348,949

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,348,949

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 54.2% of total Common Shares, (1) 65.8% of Class A Common Stock

14.	Type of Reporting Person (See Instructions) CO

(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

Grupo México, S.A. de C.V. (“Grupo México”), Grupo Minero México Internacional, S.A. de C.V. (“GMMI”), Americas Mining Corporation (“AMC”), and SPHC II Incorporated (“SPHC II”), (collectively, Grupo México, GMMI, AMC, and SPHC II, the “Reporting Persons”) hereby amend the report on Schedule 13D regarding shares of Southern Peru Copper Corporation (the “Company”), originally filed on January 12, 1996, as further amended on March 6, 1996, on November 19, 1999, on October 13, 2000, on May 17, 2001, on July 16, 2001, on February 11, 2003, on March 31, 2003 and on October 25, 2004 (collectively with this Amendment No. 9, the “Schedule 13D”). Unless otherwise indicated, capitalized terms used but not defined herein shall have the same meanings assigned to them in Schedule 13D.

Item 1.	Security and Issuer

This Schedule 13D relates to Common Stock of the Company (the “Common Stock”), $0.01 par value per share and Class A Common Stock (the “Class A Common Stock”) of the Company, $0.01 par value per share (collectively, the “Company Common Stock”).

Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented by adding the following:

On October 21, 2004, AMC and Cerro Trading Company, Inc., a Delaware Corporation (“Cerro”) entered into a Letter Agreement (the “Letter Agreement”) whereby AMC agreed to use its reasonable best efforts to cause the Company to enter into a registration rights agreement (the “Registration Rights Agreement”) with Cerro as soon as possible. The Registration Rights Agreement is anticipated to include the terms set forth in Annex A to the Letter Agreement, as well as terms that are customary for registration rights agreements. The Letter Agreement contemplates that the Registration Rights Agreement will require the Company, as promptly as practicable after the closing of the merger, also announced on October 21, 2004 (the “Transaction”), to file a shelf registration covering the sale of all of Cerro’s Company Common Stock, which sales may only be effected through underwritten offerings sponsored by the Company during the first six months following the effectiveness of the shelf registration (the “Initial Six Month Period”). Under the Letter Agreement, Cerro agreed not to sell its Company Common Stock, other than through a secondary offering effected pursuant to the Registration Rights Agreement, from the closing of the Transaction, until the earlier of (i) the end of the Initial Six Month Period and (ii) eight months after the closing of the Transaction. Also under the Letter Agreement, at the request of AMC, Cerro expressed its current intent to (i) submit its proxy to vote in favor of the Transaction and (ii) to take all action reasonably necessary to effect simultaneously with the closing of the Transaction the conversion of Cerro’s Class A Common Stock into Common Stock.  In addition, in the event that the special committee of the Company’s board of directors withdraws its recommendation to the Company’s board of directors for the approval of the Transaction, Cerro indicated that it will not submit its proxy to vote in favor of the Transaction.  Furthermore, under the Letter Agreement, AMC agreed not to sell, and to use its best efforts in preventing its affiliates from selling, their shares of the Company during the period beginning on the closing of the Transaction until the end of the Initial Six Month Period, but in no event to exceed eight months from the closing of the Transaction. AMC further agreed to use its reasonable best efforts to cause the Company to not conduct a primary offering of its shares during the first six months following the closing of the Transaction, subject to the Company's right to issue shares in connection with acquisitions, mergers, business combinations, applicable benefit plans and other similar transactions. The foregoing is qualified in its entirety by reference to the Letter Agreement which is filed as Exhibit 1 hereto and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The response to Item 4 is incorporated herein by reference in its entirety.

Item 7.                    Material to Be Filed as Exhibits

Exhibit No.	Title

1	Letter Agreement dated October 21, 2004 between Americas Mining Corporation and Cerro Trading Company, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2004

GRUPO MÉXICO, S.A. DE C.V.

/s/ Armando Ortega Gómez
Name: Armando Ortega Gómez
Title: General Counsel

GRUPO MINERO MÉXICO INTERNATIONAL, S.A. DE C.V.

/s/ Armando Ortega Gómez
Name: Armando Ortega Gómez
Title: General Counsel

AMERICAS MINING CORPORATION

/s/ Xavier Garcia de Quevedo Topete
Name: Xavier Garcia de Quevedo Topete
Title: Vice President and COO

SPHC II INCORPORATED

/s/ Ernesto Durán Trinidad
Name: Ernesto Durán Trinidad
Title: Comptroller